AMENDMENT TO THE

AMENDED AND RESTATED BYLAWS OF

NOVASTAR FINANCIAL, INC.

The following amendment to the Amended and Restated Bylaws of NovaStar Financial, Inc. was adopted by the Board of Directors on July 27, 2005.

Section 1 of Article VIII of the Amended and Restated Bylaws of NovaStar Financial, Inc. is amended in its entirety to read as follows:

SECTION 1. Procedure. Any indemnification shall be made within 10 days after a determination is made that the director or officer requesting indemnification (the "Indemnified Party") is entitled to such indemnification. Any payment of expenses in advance of the final disposition of any proceeding shall be made within 10 days after the receipt by the Corporation of a written statement from an Indemnified Party requesting such advance. The right to indemnification and advances shall be enforceable by the Indemnified Party in any court of competent jurisdiction, if (i) the Corporation denies a written request for indemnification, in whole or in part, (ii) payment is not timely made, or (iii) the Corporation fails to make a determination as to the Indemnified Party's right to indemnification within 30 days after receipt by the Company of a written request for indemnification from the Indemnified Party. The Indemnified Party's costs and expenses incurred in connection with successfully establishing his or her right to indemnification in any such action shall also be reimbursed by the Corporation. It shall be a defense to any action for advance for expenses if the statement received by the Corporation requesting such advance does not contain (i) a written affirmation by the Indemnified Party of such Indemnified Party's good faith belief that the standard of conduct necessary for indemnification by the Corporation has been met, and (ii) an undertaking as required by law to reimburse the portion of any advances relating to proceedings for which it is ultimately determined that the standard of conduct has not been met and which have not been successfully resolved.